--------------------------------------------------------------------------------
                               Noteholders Report
--------------------------------------------------------------------------------

                       Crusade Global Trust No. 2 of 2001
                       Coupon Period Ending 22 March 2004
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




USD Notes
---------

                       FV Outstanding                                 Coupon Payments     Principal        Charge
                            (USD)         Bond Factor   Coupon Rate        (USD)       Payments (USD)    Offs (USD)
                       --------------     -----------   -----------   ---------------  --------------    ----------

Class A Notes          303,666,900.69      37.958363%       1.34500%     1,141,832.23   32,179,827.65       0.00


                       FV Outstanding                                 Coupon Payments     Principal        Charge
                            (AUD)         Bond Factor   Coupon Rate         (AUD)       Payments (AUD)    Offs (AUD)
                       --------------     -----------   -----------   ---------------  --------------     ----------

Class B Notes           37,550,000.00     100.000000%       5.96110%       558,065.12            0.00       0.00

Class C Notes            3,235,000.00     100.000000%       6.18110%        49,852.69            0.00       0.00


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                                    29-Feb-04


Pool Summary                            AUD
------------                            ---

Outstanding Balance -           515,580,520
Variable Rate
Housing Loans

Outstanding Balance -            93,802,413
Fixed Rate Loans

Number of Loans                       5,381

Weighted Average Current LVR          57.20%

Average Loan Size                    113,247


Weighted Average Seasoning           44 mths


Weighted Average Term to Maturity   251 mths



Principal Collections                    AUD
---------------------                    ---

Scheduled Principal Payments       5,290,842.02

Unscheduled Principal Payments    60,615,349.76

Redraws                            5,644,342.25

Principal Collections             60,261,849.53


Total Available
Principal                                 AUD
---------                                 ---

Principal Collections             60,261,849.53

Principal Charge Offs                      0.00

Principal Draw                             0.00

Total Available
Principal                         60,261,849.53

Outstanding Principal                      0.00
Draws From Previous
Period

Principal Distributed             60,261,849.53

Principal Retained                         0.00



Total Available Funds                     AUD
---------------------                     ---

Available Income                  12,512,915.95

Principal Draw                             0.00

Liquidity Draw                             0.00

Total Available Funds             12,512,915.95


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Redraw & Liquidity
Facilities                                AUD
------------------                        ---

Redraw Shortfall                         0.00

Redraw Carryover Charge Offs             0.00


CPR
---

                                          Dec-03         Jan-04          Feb-04
                                          ------         ------          -------

                       1 mth CPR          33.87%         27.85%          25.88%

Arrears
-------

                            % of pool
                           (by number)
                           -----------

31 - 59 days                  0.63%
60 - 89 days                  0.24%
90+ days                      0.13%
Defaults*                      Nil
Losses                         Nil
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